UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of JUNE, 2008.

                        Commission File Number: 0-51005


                           AMERA RESOURCES CORPORATION
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


 #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           AMERA RESORUCES CORPORATION
                                           -------------------------------------

Date:  June 13, 2008                       /s/ Nikolaos Cacos
       ------------------------------      -------------------------------------
                                           Nikolaos Cacos,
                                           President & CEO

                                                                   COMPUTERSHARE
                                                9th Floor, 100 University Avenue
AMERA RESOURCES CORPORATION                             Toronto, Ontario M5J 2Y1
                                                           www.computershare.com



                                                    SECURITY CLASS

                                                    HOLDER ACCOUNT NUMBER






FORM OF PROXY - ANNUAL GENERAL MEETING TO BE HELD ON JUNE 25, 2008


THIS FORM OF PROXY IS SOLICITED BY AND ON BEHALF OF MANAGEMENT.

NOTES TO PROXY

1. EVERY HOLDER HAS THE RIGHT TO APPOINT SOME OTHER PERSON OR COMPANY OF THEIR CHOICE, WHO NEED NOT BE A HOLDER, TO ATTEND AND ACT ON THEIR BEHALF AT THE MEETING. IF YOU WISH TO APPOINT A PERSON OR COMPANY OTHER THAN THE PERSONS WHOSE NAMES ARE PRINTED HEREIN, PLEASE INSERT THE NAME OF YOUR CHOSEN PROXYHOLDER IN THE SPACE PROVIDED (SEE REVERSE).

2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered  should  sign  this  proxy.  If you are  voting  on  behalf of a
     corporation   or  another   individual  you  may  be  required  to  provide
     documentation evidencing your power to sign this proxy with signing capacity stated.

3. This proxy should be signed in the exact manner as the name appears on the proxy.

4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5. THE SECURITIES REPRESENTED BY THIS PROXY WILL BE VOTED AS DIRECTED BY THE HOLDER, HOWEVER, IF SUCH A DIRECTION IS NOT MADE IN RESPECT OF ANY MATTER, THIS PROXY WILL BE VOTED AS RECOMMENDED BY MANAGEMENT.

6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.

8.   This  proxy   should  be  read  in   conjunction   with  the   accompanying
     documentation provided by Management.

  PROXIES SUBMITTED MUST BE RECEIVED BY 10:00 AM, PACIFIC TIME, JUNE 23, 2008.

APPOINTMENT OF PROXYHOLDER

THE UNDERSIGNED SHAREHOLDER ("REGISTERED SHAREHOLDER") OF AMERA RESOURCES CORPORATION (THE "COMPANY") HEREBY APPOINTS: Nikolaos Cacos, or failing this person, Joseph Grosso, both directors and officers of the Company,

                                       OR

_______________________________ PRINT THE NAME OF THE PERSON YOU ARE APPOINTING IF THIS PERSON IS SOMEONE OTHER THAN THE MANAGEMENT NOMINEES LISTED HEREIN.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual Meeting of Amera Resources Corporation to be held at Terminal City Club Tower, Suite 709 - 837 West Hastings Street, Vancouver, British Columbia on Wednesday, June 25, 2008 at 10:00 a.m. (Pacific Time) and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

--------------------------------------------------------------------------------
                                                               FOR      AGAINST

1.   DETERMIN NUMBER OF DIRECTOR

     To determine the number of Directors at six (6).          _____      _____

--------------------------------------------------------------------------------
                                                               FOR      WITHHOLD
2.   ELECTION OF DIRECTORS

     01.  Nikolaos Cacos                                       _____      _____

     02.  Joseph Grosso                                        _____      _____

     03.  Jerry A. Minni                                       _____      _____

     04.  Robert Coltura                                       _____      _____

     05.  David Terry                                          _____      _____

     06.  Gerald Carlson                                       _____      _____

--------------------------------------------------------------------------------
                                                               FOR      WITHHOLD
3.   APPOINTMENT OF AUDITORS

     To appointment Ernst & Young as Auditors of the Company.  _____      _____

--------------------------------------------------------------------------------
                                                               FOR      AGAINST

4.   FIX AUDITORS' REMUNERATION

     To authorize the Directors to fix the
     auditors' remuneration                                    _____      _____

--------------------------------------------------------------------------------
                                                               FOR      AGAINST
5.   STOCK OPTION PLAN

     To pass an ordinary resolution to ratify, confirm
     and approve the Company's stock option plan as
     approved by the Shareholders on June 5, 2007.             _____      _____

--------------------------------------------------------------------------------
                                                               FOR      AGAINST
6.   TRANSACT OTHER BUSINESS

     To transact such other business as may properly
     come before the Meeting                                   _____      _____

________________________________________________________________________________

AUTHORIZED SIGNATURE(S) - THIS SECTION MUST BE COMPLETED FOR YOUR INSTRUCTIONS TO BE EXECUTED.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. IF NO VOTING INSTRUCTIONS ARE INDICATED ABOVE, THIS PROXY WILL BE VOTED AS RECOMMENDED BY MANAGEMENT.


________________________________________           _____________________________
SIGNATURE(S)                                       DATE